Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

FLAME ACQUISITION CORP.

Flame Acquisition Corp., a corporation organized and existing under the by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1. The name of the corporation is Flame Acquisition Corp. The corporation was originally incorporated pursuant to the DGCL on October 16, 2020, under the name of Flame Acquisition Corp.

2. The date of filing of the corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 16, 2020, the date of filing the corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was February 26, 2021 and the date of filing the corporation’s Amendment to the Amended and Restated Certificate of Incorporation was February 27, 2023.

3. The Board of Directors of the corporation has duly adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the corporation (as amended and restated prior to the date hereof), declaring said amendment to be advisable and in the best interests of the corporation and its stockholders and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are substantially as follows:

RESOLVED, that Section 9.1(b) of Article IX of the Amended and Restated Certificate of Incorporation of the corporation is amended and restated to read in its entirety as follows:

“Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay franchise and income taxes as well as expenses relating to the administration of the Trust Account, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation has not completed its initial Business Combination by March 1, 2024 (the “Deadline Date”) and (iii) the redemption of Offering Shares in connection with a vote seeking to amend such provisions of this Amended and Restated Certificate as described in Section 9.7. Holders of shares of the Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are Flame Acquisition Sponsor LLC (the “Sponsor”), FL Co-Investment LLC, Intrepid Financial Partners, L.L.C. or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.””

4. That thereafter, said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by written consent of stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this day of August 29, 2023.

/s/ James C. Flores
James C. Flores
Chairman of the Board of Directors